200 Renaissance Center, Mail Code 482-B8-D76
Detroit, Michigan 48265
(313) 556-5000
August 20, 2008
Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C. 20549
Dear Mr. Pande:
This communication is provided in response to your letter dated August 7, 2008 regarding your review of GMAC’s December 31, 2007, Annual Report on Form 10-K filed with the SEC on February 27, 2008, and GMAC’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008 (File No. 1-03754). Our responses are presented below, following each of the respective comments communicated in your letter.
Form 10-K for the Year Ended December 31, 2007
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Income, page 84
1.	We note you made the following changes in the geographical presentation of the under mentioned line items in your Consolidated Statement of Income beginning with the Form 10-K for the year ended December 31, 2007, when compared to the Form 10-Q for the quarter ended September 30, 2007, and prior periods:
•	Provision for credit losses is presented below Total net revenue as compared to previously including within Net financing revenue.
•	Depreciation expense on operating lease assets is included in Net financing revenue as compared to previously including as a component of Total noninterest expense.
Please tell us the following concerning the above changes:
•	the reason(s) for each of the above changes and why you believe the new presentation better reflects your operating results;
•	the authoritative guidance you followed in presenting your income statement in the new format; and
•	why you believe the expenses related to your provision for credit losses are not attributable to your Net financing revenue.
Responses
•	The reason(s) for each of the above changes and why you believe the new presentation better reflects your operating results

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

Beginning with the Form 10-K for the year ended December 31, 2007, GMAC LLC (herein referred to as GMAC, we, our or us) made certain changes in the geographical presentation of our Consolidated Statement of Income that we believe more accurately reflects the nature of our business as a diversified financial services company to emphasize a presentation of net revenue without credit costs, to provide a better application of how we manage our business, and to meet the expectations of the primary users of our financial statements including investors, analysts, and rating agencies.
Beginning in late 2007, we experienced changes in our executive leadership team, including a new Chief Executive Officer and Chief Financial Officer. Accordingly, these presentation changes are reflective of the views of the new executive leadership team and the way they manage our business. GMAC operates in three primary operating segments consisting of Automotive Finance, Mortgage and Insurance. As a diversified financial services company, we technically fall within the requirements of Article 5 of Regulation S-X as a Commercial and Industrial Company due to the fact that we do not meet the requirements of Article 6 (Registered Investment Companies), Article 7 (Insurance Companies), or Article 9 (Bank Holding Companies). We carefully considered the guidance in Article 5 and SAB 69 Topic 11-K, and we believe certain guidance and concepts in Article 9 are relevant to us given the nature of our financial services business.
The specific changes that we made include presenting depreciation expense for automotive operating leases within net financing revenue and moving the placement of the provision for credit losses below total net revenue. The depreciation expense on operating leases is an integral expense that affects the net margin we earn on our leases, similar to the margin earned on our other earning assets such as loans. This revised presentation is similar to the presentation of net interest income in Article 9. Additionally, we believe that presenting the provision for credit losses separately on the face of the Consolidated Statement of Income, but outside the net financing revenue caption, more accurately reflects the net margin of our financing business, while providing readers with the appropriate level of information to understand our periodic provision expense. The provision for credit losses is mainly driven by credit exposure and related loss experience and should be viewed differently than as a component of revenue. Management actions and market forces related to credit are generally separate and distinct from the related net interest margin. For example, whereas market forces clearly impact credit losses, we have the ability to impact credit costs given decisions on underwriting standards, customers to pursue, modification and workout strategies for troubled loans, and other related decisions impacting levels of credit risk to assume. These actions are separate and distinct from our initiatives to increase production volume, are managed separately, and we do not believe credit related decisions should impact an assessment of our ability to generate revenue. Providing a net financing revenue line excluding the provision for credit losses allows the reader to assess our revenue generating ability against peers, separate from our ability to manage costs, including how we accept, monitor, and control credit risk.
After making these changes to our Consolidated Statement of Income, we believe the new presentation is more useful to the readers of our financial statements, more accurately reflects our periodic operating results, and reflects how the new executive

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

leadership team manages the business. These changes also more closely align our income statement presentation to many of our diversified financial services industry peers, including large captive automotive finance companies and bank holding companies, by providing relevant disclosure of net interest margin, total net revenue, and credit costs.
•	The authoritative guidance you followed in presenting your income statement in the new format
As noted above, GMAC technically falls within the requirements of Article 5 as a Commercial and Industrial Company and acknowledges the SEC Staff’s view in SAB 69 Topic 11-K that indicates “Article 9 and Industry Guide 3 while applying literally only to bank holding companies provide useful guidance to certain other SEC registrants on certain disclosures relevant to an understanding of the registrant’s operations.” Consistent with SAB 69 Topic 11-K, we believe that certain guidance and concepts in Article 9 are relevant to us given the nature of our diversified financial services business and require us to consider this guidance. SAB 69 Topic 11-K states, “Pursuant to Article 9, the income statements of bank holding companies use a ‘net interest income’ presentation. The staff believes that such disclosures and other relevant information should also be provided by other registrants with material lending and deposit activities.” We believe that providing net financing revenue exclusive of credit costs provides meaningful information to our financial statement users in assessing the net margins of our lending, borrowing, and deposit activities similar to a net interest income presentation as prescribed in Article 9.
We have also considered the income statement presentation of other financial services companies, including captive auto finance companies and bank holding companies. We noted that certain captive automotive financing companies and large bank holding companies present the provision for credit losses below total revenue and above other operating expenses as a separate line item on the face of the income statement. We believe this presentation gives the proper level of prominence in the income statement in order to allow users to view net financing revenue (“net interest margin”), total revenue, total provision for credit losses, and total other expenses in meaningful categories for users to understand our operations and how we manage the business. Further we believe our presentation and the specific captions used complies with the principles of Articles 5 that states: “The purpose of this rule is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements filed for the persons to whom this article pertains (see Section 210.4-01(a)).” Article 5 references Article 4, Rule 4-01(a) which states, “The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added any such further material information as is necessary to make the requirement statements, in the light of the circumstances under which they are made, not misleading.” We acknowledge that we have modified the technical form of Article 5 to also include certain concepts we see as relevant in Article 9. We believe that our resulting presentation best captures our operating results and reflects how the executive leadership team manages the business. To present our Consolidated Statement of Income in strict compliance with Article 5 would result in a presentation we believe would not be meaningful to

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

the readers of our financial statements and inconsistent with other financial services companies.
•	Why you believe the expenses related to your provision for credit losses are not attributable to your Net financing revenue
As noted above, the provision for credit losses is mainly driven by credit exposure and related loss experience and is not a directly correlated to net financing revenue from the perspective of assessing the net margin on our earning assets and liabilities. This modification also allows investors to see a “total revenue” presentation that is limited to only net financing revenue and other revenue, consistent with financial services industry practice.
Consolidated Statement of Cash Flows, page 87
2.	In future filings, please present proceeds from the origination and sale of loans held for sale gross in the Statement of Cash Flows. See paragraph 9 of SFAS 102.
Response
In future filings beginning with the December 31, 2008, Annual Report on Form 10-K, we will present proceeds from the origination and sale of loans held for sale gross in the Statement of Cash Flows.
Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Loans Held for Sale, page 90
3.	We note from the supplemental disclosures to the Consolidated Statement of Cash Flows that ResCap transferred $13.8 billion of mortgage loans held for sale to held for investment that during the twelve months ended December 31, 2007, as well as your disclosure in the Description of Business and Significant Accounting Policies that you classify finance receivables and loans between loans held for sale and loans held for investment based on management’s assessment of your intent and ability to hold loans for the foreseeable future or until maturity. Please address the following concerning these transfers: tell us and revise future filings to disclose how you define “foreseeable future”;
•	whether there have been any changes to your definition of “foreseeable future” as a result of current market conditions;
•	tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back held for sale at that time; and

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

•	tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.
Please refer to paragraph 6 of SFAS 65 and SOP 01-6.
Responses
•	Tell us and revise future filings to disclose how you define “foreseeable future”
We define foreseeable future as the longest reasonably reliable net income, liquidity, and capital forecast period. The assessment of reliability and the corresponding length of this period of time is highly judgemental and subject to change as external market forces, including the significant disruption of liquidity in the mortgage market, impact the business. Whereas we generally view foreseeable future as longer rather than shorter periods of time, we do not use a bright line test or static analysis horizon in our definition of foreseeable future. Our current view of foreseeable future has been and continues to be significantly impacted by unprecedented volatility in the mortgage and capital markets including increasingly frequent and severe margin calls, falling asset valuations, rising delinquencies, stricter credit terms, and a reduced willingness of counterparties to trade or extend credit.
Management has reasoned that foreseeable future should be based on something tangible, and has taken the position that our net income, liquidity and capital forecasting tools represent a disciplined, measured and controlled process through which we assess our ability and intent to hold or sell mortgage loans as guided by generally accepted accounting principles. The current forecasting process, which involves members of senior management, includes monthly net income, weekly liquidity, and periodic capital forecast preparations. These preparations are supported by weekly cash flow forecasting meetings, daily cash calls, and frequent asset strategy calls. The frequency of the forecasting process and ongoing meetings are subject to change depending on our financial and cash flow condition as well as market stability. The documentation associated with these activites also varies depending upon the type of activity. This forecasting process serves as a baseline for estimating our consolidated capital position in comparison to our tangible net worth covenants. In addition, we consider our annual planning process to assess intent and ability to sell or hold mortgage loans.
The results of this process are captured within our annual plan, net income forecasts, and the ResCap Executive Liquidity Reports (“ELR”), as well as other documents. The ELR is used by both senior management and treasury personnel to determine our liquidity and funding needs over a rolling twelve-month period. The actions and strategies to address our funding needs are less formally documented and are not necessarily included in the ELR.
The following is a general outline of how these tools are applied when we assess whether a loan should remain in the held for investment (HFI) or held for sale (HFS) classification:

Step 1.	HFS or HFI loans are loans that we intend to sell (orginated to sell or otherwise intend to sell) or retain, respectively, and supported by the actions represented in the net income forecast, ELR, and annual plan

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

as well as other formal and informal documentation related to the activities described above.

Step 2.	We evaluate ongoing senior management decisions with respect to circumstances reflected in recent net income forecasts or ELRs and additional circumstances, which will be reflected in future planning documentation. For example, if a decision is made to retain a loan previously intended for sale due to an assessment of best execution given external market conditions, that transfer to HFI is supported by the ELR and other considerations regarding the ability to hold the loan for the foreseeable future. It is our position that once a loan is in HFI, changes in intent should not be made based upon short term factors, e.g., a favorable market valuation driving a potential change in intent is not, in isolation, a justification for transfer to HFS under generally accepted accounting principles.

For mortgage loans recorded as HFI, we evaluate the ELR and consider our actions and strategies to address our liquidity needs in order to assess our ability to retain loans given liquidity pressures. Loans are maintained in HFI only if this assessment, including management’s actions and strategies would support our ability to hold the loans for the foreseeable future.
We will revise our future filings beginning with the December 31, 2008, Annual Report on Form 10-K to include a definition of foreseeable future in our Summary of Significant Accounting Policies. We agree that due to the unprecedented market developments since the second quarter of 2007 and our related liquidity constraints, the definition of foreseeable future is relevant to an investor. Our revision is as follows: “Our classification of loans between loans held for sale (HFS) and loans held for investment (HFI) is based on management’s assessment of our intent and ability to hold loans for the foreseeable future or until maturity. Management defines foreseeable future as its longest reasonably reliable net income, liquidity, and capital forecast period. The assessment of forecast reliability and the corresponding length of foreseeable future is highly judgemental and subject to change as external market forces impact us. Our view of foreseeable future has been and continues to be significantly impacted by unprecedented volatility in the mortgage and capital markets, including increasingly frequent and severe margin calls, falling asset valuations, rising delinquencies, stricter credit terms, and a reduced willingness of counterparties to trade or extend credit.”
•	Whether there have been any changes to your definition of “foreseeable future” as a result of current market conditions
There have been no changes to our definition of foreseeable future, although market conditions have affected our ability to hold certain loans for the foreseeable future. Liquidity constraints have required us to sell certain loans at a loss that were previously reclassified to HFI during 2007 to meet liquidity requirements.
•	Tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

markets recover two months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back held for sale at that time
Management does not believe there is a minimum amount of time we must hold loans for investment before a transfer back to HFS may be required. We believe that reclassifications from HFI to HFS could occur quickly if unanticipated market conditions arise limiting our ability to retain loans for the foreseeable future. However, regarding the example you cited above, it is our position that once a loan is recorded in HFI, changes in intent should not be made based upon short term factors, e.g., favorable market valuation driving a change in intent is not, in isolation, a justification for transfer to HFS under generally accepted accounting principles.
•	Tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale
In the first and second quarters of 2008, our ability to hold the loans for the foreseeable future changed when we experienced unforeseen liquidity events. Specifically, we transferred loans to HFI based upon our ability and intent to hold for the foreseeable future and that transfer was supported by our net income and liquidity forecasts and other contemplated actions at the time of transfer. Our liquidity situation subsequently changed in an unforeseen manner, impacting our ability to hold these mortgage loans. The events impacting our liquidity, included, but were not limited to, an unforeseen inability to renew credit lines, scarcity in the number of counterparties to whom to sell assets, continued margin calls, significant market price declines for existing held for sale assets, and changes in interest rates driving cash demands in our hedging instruments. In these circumstances, we believe we were required to transfer the mortgage loans to held for sale as they were needed to be sold for liquidity reasons.
As disclosed in our Form 10-Q for the quarter ended March 31, 2008, and June 30, 2008, we reclassified $1.5 and $2.3 billion, respectively, of mortgage loans from HFI to HFS during the first and second quarters of 2008. We determined during these quarters that we no longer had the ability to hold the transferred mortgage loans for the foreseeable future because of unanticipated liquidity needs.
As indicated previously, we do not believe short-term factors that may have an impact on intent justify a transfer to HFS under generally accepted accounting principles.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

Note 6. Finance Receivable and Loans, page 104
4.	We note your disclosure in footnote (a) to the table on page 105 that in 2007 ResCap sold residual cash flows related to a number of on-balance sheet securitizations and approved actions necessary to cause the securitization trusts to satisfy the QSPE requirements of SFAS No. 140 which resulted in the deconsolidation of various securitization trusts. Please tell us the following concerning these transactions:
•	describe the actions completed and approved that caused the securitization trusts to satisfy each of the QSPE requirements of SFAS 140 and met all the conditions in SFAS 140 to account for the transfer as a sale;
•	describe and quantify all assets obtained and liabilities incurred in consideration as proceeds of the sale; and
•	describe and quantify any gains or losses recognized on the sale of residual cash flows related to the deconsolidation.
Responses
•	Describe the actions completed and approved that caused the securitization trusts to satisfy each of the QSPE requirements of SFAS 140 and met all the conditions in SFAS 140 to account for the transfer as a sale
We originally accounted for our securitizations to be on-balance sheet securitizations (financing securitizations) when the residual credit risk of the underlying loan portfolio was retained by us. Generally, financing securitizations and off-balance sheet securitizations are legally the same except for two features of financing securitizations resulting in them not meeting the requirements of paragraphs 9 and 35 of SFAS No. 140: (1) inclusion of a “Limited Mortgage Loan Repurchase Right” allowing unlimited discretion to repurchase any five mortgage loans from the asset pool; and/or (2) inclusion of a “Derivative Contract” provision allowing the securitization trust to enter into a derivative instrument at any time.
In 2007, we divested from the residual credit risk maintained in certain of these nonprime securitization structures, which resulted in the related securitization transactions meeting the sale accounting requirements of SFAS No. 140 and causing the securitization trusts to comply with the QSPE requirements of the standard. The specific steps performed by us were as follows:

Step 1.	Exercised our Limited Mortgage Loan Repurchase Right, subsequent to which we no longer had any future rights to repurchase under this provision.

Step 2.	Amended the securitization trust’s governing documents to remove the Derivative Contract provision. This amendment required approval by the Master Servicer, Trustee and holders of 66% of the bond class(es) affected, in accordance with the voting provisions of the trust documents; and

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

Step 3.	Sold our residual credit exposure to third party investors (i.e. all beneficial interests in these structures that we previously held);
In addition to the above, we refreshed our ongoing SFAS No. 140 analysis for each individual securitization special purpose vehicle (Securitization SPV) to confirm the application of sale accounting as of the date the residual interest was sold. This analysis included an assessment of expected derivative cash flows of the Securitization SPV pursuant to paragraph 40 of SFAS No. 140 as of the deconsolidation date.
•	Describe and quantify all assets obtained and liabilities incurred in consideration as proceeds of the sale
We sold our economic residual interests in these Securitization SPVs and received $39.9 million in cash proceeds. Subsequent to the sale, we did not maintain any beneficial ownership interests in these Securitization SPVs. No other incremental recourse was provided by us to the buyer of the economic residual interest other than normal representations and warranties identical to those contained in our gain on sale securitizations accounted for as sales for similar product types. Accordingly, no incremental liabilities were incurred.
Additionally, we capitalized approximately $75.6 million related to our retained mortgage servicing rights pursuant to SFAS No. 156.
•	Describe and quantify any gains or losses recognized on the sale of residual cash flows related to the deconsolidation
The deconsolidation of the Securitization SPV resulted in us recognizing a $525.7 million gain, which was comprised of the following:

($ in millions)
Debit / (Credit)
to P&L
($39.9)	Receipt of cash proceeds
(75.6)	Capitalized mortgage servicing rights
26,098.0	Derecognized mortgage assets, including REO, deal costs and misc. receivables, net of reserves for credit losses of approximately $1.539 billion
(26,507.0)	Derecognized third party bond obligations and other liabilities
(1.2)	Derecognized other misc. assets and liabilities (e.g. servicing advances)

($525.7)	Gain on the sale of residual cash flows related to deconsolidation

Form 10-Q for the Period Ended March 31, 2008
Item 1. Financial Statements (unaudited)
Note 10. Fair Value ¯ Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), page 28

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

5.	We note that on January 1, 2008, you recorded a $3.8 billion decrease to beginning retained earnings as a result of electing the fair value option under SFAS 159 for loans held for investment in financing securitization structures with a carrying value of $10.5 billion, including related allowance for loan losses of $489 million, at December 31, 2007. Please tell us and revise future filings to quantify the portion of the $3.8 billion decrease that was attributable to deterioration of credit quality in this loan portfolio and disclose the factors other than credit quality that resulted in writing down the value of these loans.
Response
The portion of the $3.8 billion decrease that was attributable to deterioration of credit quality in this loan portfolio was estimated to be $556 million. This figure estimates the cumulative expected lifetime losses using our internal credit models on loans held within the portfolio less the allowance for loan loss previously reflected in the $10.5 billion carrying value prior to adoption. The allowance at December 31, 2007, was limited to losses incurred under SFAS No. 5.
The remainder of the initial adjustment of $3.8 billion related to the adjustment we recognized for the risks associated with market risk and illiquidity and marketability in the current marketplace. Regarding market risk factors, we considered changes in value of the portfolio due to interest rate movements, which affects prepayment speeds and yields on loans. Regarding illiquidity and marketability, we considered the currently wide bid/offer spreads, reduced levels of observed transactions for the same or similar assets and large movements in price of the portfolio, among other factors.
Our disclosure estimate for the March 31, 2008, and June 30, 2008, Form 10-Q’s estimated the change in fair value due to credit risk as the expected losses of principal balances of the beneficial interests in these securitization structures. Losses of principal of these beneficial interests were considered the best observable source of the change in fair value due to credit risk, particularly due to the fact the loans are legally sold and are collateral for the securitized beneficial interests. However, we have concluded we will present this disclosure in future filings to align with the credit attribution estimate discussed in the first paragraph above as it would further refine our attribution of credit and market risk. This refinement to the attribution does not impact our total estimate of fair value for these mortgage loans.
Our future filings will continue to disclose the portion of the fair value change attributable to credit risk and we will add the following disclosure: “Factors other than credit quality which impact the fair value include changes in market interest rates and the illiquidity or marketability in the current marketplace. Lower levels of observable data points in illiquid markets generally result in wide bid/offer spreads.”
We will also disclose in our future filings that: “our estimate of the decrease in fair value due to credit quality was approximately $556 million of the $3.8 billion decrease in fair value at the date of adoption.”
* * * * *

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

We trust the foregoing responses adequately address your comments. In the event future information is necessary please feel free to contact us. I can be reached at (917) 369-2326 or you may contact David DeBrunner, GMAC’s Controller and Chief Accounting Officer, at (313) 656-6463.

Sincerely,
/s/ Robert S. Hull

Robert S. Hull Chief Financial Officer

cc:	Dave Irving Staff Accountant, United States Securities and Exchange Commission David DeBrunner Controller and Chief Accounting Officer, GMAC LLC